CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions "Financial Highlights" and "Additional Information about the Funds" in the Combined Information Statement/Prospectus and "Conditions Precedent" in Appendix A, in the Registration Statement (Form N-14) of USAA Mutual Funds Trust relating to the reorganization of USAA Target Retirement 2020 Fund into USAA Target Retirement Income Fund (the "Funds").

We also consent to the incorporation by reference therein of our reports dated February 28, 2020 with respect to the financial statements and financial highlights of the Funds for the year ended December 31, 2019 included in the Annual Report (Form N-CSR) for 2019 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Antonio, Texas

July 23, 2020